                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,568,100
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,568,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,568,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,568,100
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,568,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,568,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,568,100
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,568,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,568,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,578,100
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,578,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,578,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Barry M. Barron, Sr.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 27 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Robert B. Page
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 27 pages
-----------------------                                     --------------------

            The following statement  constitutes Amendment No. 5 to the Schedule
13D filed by the undersigned (the "Statement").  Except as specifically  amended by this Amendment No. 5, the Statement remains in full force and effect.

            Item 2 is hereby amended and restated as follows:

Item 2.     Identity and Background.
            -----------------------

            (a)-(c).  This  Statement is jointly  filed by  Newcastle  Partners,
L.P., a Texas limited partnership ("NP"), Newcastle Capital Management,  L.P., a
Texas limited  partnership  ("NCM"),  Newcastle  Capital Group,  L.L.C., a Texas
limited liability company ("NCG"),  Mark E. Schwarz,  Steven J. Pully,  Barry M.
Barron, Sr. and Robert B. Page (NP, NCM, NCG, and Messrs. Schwarz, Pully, Barron
and Page are hereinafter  collectively  referred to as the "Reporting Persons").
Mark E. Schwarz is the managing  member of NCG, which is the general  partner of
NCM,  which in turn is the general  partner of NP (Mark E. Schwarz,  NCG and NCM are hereinafter  referred to as the "Newcastle Control Persons").  The Newcastle
Control  Persons may each be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common Stock held by NP. The  Reporting  Persons are filing this joint statement,  as they may be considered a "group"  under  Section  13(d)(3) of the
Act.

            The  principal  occupation  of Mark E.  Schwarz  is  serving  as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal place of business  for each of NP, NCM,  NCG and Mark E. Schwarz is 300 Crescent
Court, Suite 1110, Dallas, Texas 75201.

            The principal  occupation of Steven J. Pully is serving as president of NCM. The business  address of Mr.  Pully is 300 Crescent  Court,  Suite 1110,
Dallas, Texas 75201.

            The  principal  occupation  of Barry M.  Barron,  Sr. is  serving as executive vice president of ACE Cash Express,  Inc. The business  address of Mr.
Barron is 1231 Greenway Drive, Suite 600, Irving, Texas 75038.

            The  principal  occupation  of Robert  B.  Page is  owning  Shoney's franchises.  The business address of Mr. Page is 6515 Ringgold Road, East Ridge,
Tennessee 37412.

            (d). During the last five years,  none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e). During the last five years,  none of the Reporting Persons have been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f). Each of Mark E. Schwarz,  Steven J. Pully, Barry M. Barron, Sr.
and Robert B. Page is a citizen of the United States.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 27 pages
-----------------------                                     --------------------

            Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held directly by NP was approximately $8,580,696.76,  all of which was obtained from NP's working capital.  The net investment cost of the shares of Common Stock held directly by Mr. Schwarz  (excludes  shares of Common
Stock  beneficially  owned  by NP  that  Mr.  Schwarz  may  also  be  deemed  to beneficially own) was approximately  $20,125.00,  all of which was obtained from personal funds of Mr.  Schwarz.  None of NCM, NCG, Mr. Pully,  Mr. Barron or Mr.
Page directly owns any shares of Common Stock.

            Item 4 is hereby amended to add the following:

            On October 27, 2003, NP delivered a letter to the Company, a copy of which is attached as an exhibit  hereto and  incorporated  herein by  reference, setting forth the following:

            o    NP's  nomination of Steven J. Pully,  Barry M. Barron,  Sr. and
                 Robert B. Page (the  "Nominees")  for election to the Company's
                 board  of  directors  at  the  Company's   annual   meeting  of
                 shareholders  currently  scheduled to take place in December of
                 2003 (the "Annual Meeting");

            o    NP's submission of shareholder  proposals for  consideration at
                 the  Annual  Meeting  to  repeal  certain   amendments  to  the
                 Company's by-laws approved on December 18, 2002; and

            o    NP's submission of a shareholder  proposal for consideration at the Annual  Meeting to approve  reimbursement  of NP's expenses incurred in connection with the solicitation of proxies.

            The Reporting  Persons intend to file a preliminary  proxy statement with the Securities and Exchange Commission and to solicit proxies in support of the election of the Nominees  and approval of the  shareholder  proposals at the
Annual Meeting.

            Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the  Reporting  Persons  is based upon  10,068,674  shares of Common
Stock  outstanding  as of  October  17,  2003,  as  reported  in  the  Company's definitive proxy statement as filed with the Securities and Exchange  Commission on October 27, 2003.

            As of the  filing  date of this  Statement,  NP  beneficially  owned
3,568,100  shares  of  Common  Stock,  representing  approximately  35.4% of the
Company's issued and outstanding Common Stock.

            NCM, as the general partner of NP, may be deemed to beneficially own the  3,568,100  shares of Common Stock  beneficially  owned by NP,  representing approximately 35.4% of the issued and outstanding Common Stock.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 3,568,100  shares of
Common Stock beneficially owned by NP,  representing  approximately 35.4% of the issued and outstanding Common Stock.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 11 of 27 pages
-----------------------                                     --------------------

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 3,568,100 shares of Common Stock  beneficially owned by NP, representing  approximately 35.4% of the issued and outstanding Common Stock. In addition,  Mr.  Schwarz  directly  owns 10,000  shares of Common  Stock,  which, together with the Common Stock held by NP, represents approximately 35.5% of the issued and outstanding Common Stock.

            Steven J. Pully,  Barry M. Barron,  Sr. and Robert B. Page currently do not own any shares of Common Stock.

            The  Reporting  Persons  have formed a group for purposes of Section
13(d)(3)  and Rule  13d-5(b)(1)  of the Act.  In the  aggregate,  the  Reporting
Persons  may be deemed  to own  beneficially  (and may be deemed to have  shared
voting  and  dispositive   power  over)   3,578,100   shares  of  Common  Stock,
constituting approximately 35.5% of the Common Stock outstanding.

            The  filing  of this  Statement  and  any  future  amendment  by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Act, or otherwise,  are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

            Item 5(b) is hereby amended and restated as follows:

            (b) By virtue of his position with NP, NCM and NCG, Mark Schwarz has the sole power to vote and to dispose of the  3,578,100  shares of Common Stock, or 35.5% of the  issued and  outstanding  shares of Common  Stock,  beneficially owned by the Newcastle Control Persons.

            Item 5(c) is hereby amended to add the following:

            (c) There have been no transactions by the Reporting  Persons in the
Company's Common Stock during the past 60 days.

            Item 6 is hereby amended to add the following:

            On October 31,  2003,  the  Reporting  Persons  entered into a Joint
Filing and  Solicitation  Agreement,  a copy of which is  attached as an exhibit hereto and incorporated  herein by reference,  in which, among other things, (i)
the  Reporting  Persons  agreed to solicit  proxies or written  consents for the election  of  the  Nominees,  or  any  other  person(s)  nominated  by NP to the
Company's  Board of Directors at the Annual Meeting (the  "Solicitation");  (ii)
the Reporting  Persons agreed to solicit  proxies or written  consents to repeal amendments  to the  Company's  by-laws  approved  by the board of  directors  on
December  18,  2002 and to  cause NP to be  reimbursed  by the  Company  for its expenses  incurred in  connection  with the  Solicitation;  (iii) the  Reporting
Persons  agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the  securities of the Company,  and (iv) NP agreed to bear certain  expenses of the Reporting  Persons  incurred in connection with the Solicitation.

            Item 7 is hereby amended to add the following exhibits:

            7.   Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated
                 October 27, 2003.

            8.   Joint Filing and Solicitation Agreement dated as of October 31,
                 2003 by and among Newcastle Partners,  L.P.,  Newcastle Capital
                 Management,  L.P.,  Newcastle  Capital Group,  L.L.C.,  Mark E.
                 Schwarz,  Steven J. Pully,  Barry M. Barron,  Sr. and Robert B.
                 Page.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 12 of 27 pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2003             NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Barry M. Barron, Sr.
                                     -------------------------------------------
                                     BARRY M. BARRON, SR.

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 13 of 27 pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX
                                  -------------

      EXHIBIT                                                               PAGE
      -------                                                               ----

1.    Joint Filing Agreement dated as of December 11, 2002 by and            --
      among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C.,
      Newcastle Capital Management, L.P. and Mark E. Schwarz
      (previously filed).

2.    Omnibus Agreement dated as of December 6, 2002 by and between          --
      Newcastle Partners, L.P. and C. Jeffrey Rogers (previously filed).

3.    Promissory Note dated December 6, 2002 in the  aggregate               --
      principal amount of $7,373,726.42 made by C. Jeffrey Rogers in favor of Newcastle Partners, L.P. (previously filed).

4.    Pledge Agreement dated December 6, 2002 by and between C.              --
      Jeffrey Rogers and Newcastle Partners, L.P. (previously
      filed).

5.    Agreement by and between Pizza Inn, Inc. and Newcastle                 --
      Partners, L.P. dated December 18, 2002 (previously filed).

6.    Joint Filing Agreement dated as of December 20, 2002 by and            --
      among Newcastle Partners, L.P., Newcastle Capital Group L.L.C.,
      Newcastle Capital Management, L.P., Mark E. Schwarz and Steven
      J. Pully (previously filed).

7.    Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated     14 to 17
      October 27, 2003.

8.    Joint Filing and Solicitation Agreement dated as of October 31,   18 to 27
      2003 by and among Newcastle Partners, L.P., Newcastle Capital
      Management, L.P., Newcastle Capital Group, L.L.C., Mark E.
      Schwarz, Steven J. Pully, Barry M. Barron, Sr. and Robert B. Page.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 14 of 27 pages
-----------------------                                     --------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  Newcastle  Partners,  L.P.,  a Texas  limited  partnership
("Newcastle  Partners"),  Newcastle  Capital  Management,  L.P., a Texas limited partnership ("Newcastle  Management"),  Newcastle Capital Group, L.L.C., a Texas
limited  liability  company   ("Newcastle   Group")  and  Mark  E.  Schwarz  are
shareholders,  direct or beneficial,  of Pizza Inn, Inc., a Missouri corporation
(the "Company");

            WHEREAS, Newcastle Partners, Newcastle Management,  Newcastle Group,
Mark E. Schwarz and Steven J. Pully have  entered into a joint filing  agreement and have filed a joint Schedule 13D (and amendments thereto) with respect to the
Common Stock of the Company;

            WHEREAS,  Newcastle Partners has nominated Steven J. Pully, Barry M.
Barron, Sr. and Robert B. Page (collectively,  the "Nominees") as nominees to be elected to the Board of Directors  of the Company at the 2003 annual  meeting of shareholders  of the Company  scheduled to be held on December 16, 2003,  or any other  meeting  of  shareholders  held in lieu  thereof,  and any  adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting");

            WHEREAS,  Newcastle Partners has submitted shareholder proposals for consideration  at the Annual  Meeting to (i) repeal  certain  amendments  to the
Company's  by-laws  approved by the Board of  Directors on December 18, 2002 and
(ii)  approve  the  reimbursement  from the  Company  of  expenses  incurred  by
Newcastle  Partners in connection  with the matters  described in this Agreement
(collectively, the "Shareholder Proposals");

            WHEREAS,  the parties  hereto  intend to solicit  proxies or written consents  from the  shareholders  to  elect  the  Nominees  and to  approve  the
Shareholder Proposals at the Annual Meeting.

            NOW,  IT IS AGREED,  as of this  31st day of  October  2003,  by the parties hereto:

            1. The  parties  hereto  agree to take all  actions  that  they deem necessary  in order to solicit  proxies or written  consents for the election  of  the  Nominees  or any  other  person(s)  nominated  by
            Newcastle  Partners to the Board of  Directors of the Company at the
            Annual Meeting.

            2. The  parties  hereto  agree to take all  actions  that  they deem necessary in order to solicit proxies or written consents to approve the Shareholder Proposals.

            3. To the extent the parties  hereto are required to file a Schedule
            13D with  respect to the  securities  of the  Company,  they  hereby agree, in accordance with Rule 13d-l(k)(l)(iii) under the Securities
            Exchange Act of 1934,  as amended,  to the joint filing on behalf of each of  them  of such  statement.  Each  of the  parties  shall  be responsible  for  the  accuracy  and  completeness  of  his/its  own disclosure therein.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 15 of 27 pages
-----------------------                                     --------------------

            4. So  long as this  Agreement  is in  effect,  each of the  parties hereto  shall  provide  written  notice  to  Olshan  Grundman  Frome
            Rosenzweig & Wolosky LLP ("Olshan") of (i) any of his/its  purchases or sales of securities of the Company;  or (ii) any securities  over which he/it  acquires or disposes of  beneficial  ownership.  Notice shall be given no later than 24 hours after each such transaction.

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying on the  business set forth  herein in  accordance  with the terms of this Agreement.  Such  relationship  shall be construed and deemed to be for the sole and  limited  purpose of  carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other  party,  or to
            create  a  joint  venture  or  partnership,   or  to  constitute  an
            indemnification.  Nothing herein shall restrict any party's right to
            purchase  or  sell  securities  of  the  Company,   as  he/it  deems
            appropriate,  in his/its  sole  discretion,  provided  that all such transactions  are effected in compliance with applicable  securities laws.

            6. Newcastle Partners hereby agrees to bear all expenses incurred by the parties for the  solicitation of proxies or written  consents by
            the  parties   hereto  in  connection   with  the  Annual   Meeting.
            Notwithstanding  the  foregoing,  Newcastle  Partners  shall  not be required  to  reimburse  any  party for (i)  out-of-pocket  expenses incurred  by a party in the  aggregate  in  excess  of $250  without
            Newcastle  Partners' prior written  approval;  (ii) the value of the time of any party;  (iii)  legal  fees  incurred  without  Newcastle
            Partners' prior written approval;  or (iv) the costs of any counsel, other  than  Olshan,  employed  in  connection  with any  pending or threatened  litigation  without  Newcastle  Partners'  prior written consent.

            7. The principal address of Newcastle Partners and the other parties hereto for the purposes of the matters  described in this  Agreement shall be c/o Newcastle  Partners,  L.P., 300 Crescent  Court,  Suite
            1110, Dallas, Texas 75201.

            8. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which, taken together,  shall
            constitute   but  one  and  the  same   instrument,   which  may  be
            sufficiently evidenced by one counterpart.

            9. In the event of any dispute arising out of the provisions of this
            Agreement,  the parties  hereto  consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Texas.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 16 of 27 pages
-----------------------                                     --------------------

            10. Any party hereto may terminate  his/its  obligations  under this
            Agreement  at any  time on 72  hours  written  notice  to all  other parties,  with a copy by fax to Steve  Wolosky  at  Olshan,  Fax No.
            (212)  755-1467.  Each party  acknowledges  that Olshan shall act as counsel for Newcastle Partners and each of the other parties hereto.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 17 of 27 pages
-----------------------                                     --------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                     NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Barry M. Barron, Sr.
                                     -------------------------------------------
                                     BARRY M. BARRON, SR.

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 18 of 27 pages
-----------------------                                     --------------------

                                                                October 27, 2003

BY MESSENGER AND FAX

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

               Re:  Notice of Intention to Nominate  Individuals for Election as
                    Directors  at the 2003  Annual  Meeting of  Shareholders  of
                    Pizza Inn, Inc. ("Pizza Inn" or the "Company")

Dear Mr. Clark:

Newcastle  Partners,  L.P., a Texas limited  partnership  ("Newcastle"),  is the beneficial  owner and/or owner of record of  3,568,100  shares of common  stock,
$.01 par value per share,  of Pizza Inn (the "Common  Stock").  Newcastle  holds certain of its shares of Common  Stock  through the  Depository  Trust  Company, whose  address  is 55 Water  Street,  50th  Floor,  New  York,  New York  10041.
Newcastle's  current address is 300 Crescent Court,  Suite 1110,  Dallas,  Texas
75201.

Pursuant to Section 6, Article IV of the Company's  bylaws,  through this letter
(the  "Notice"),  Newcastle  hereby  nominates and notifies you of its intent to nominate Steven J. Pully,  Barry M. Barron, Sr. and Robert B. Page (collectively the "Nominees") to be elected to the Board of Directors of Pizza Inn (the "Pizza
Inn Board") at the next annual meeting of  shareholders  of the Company,  or any other  meeting  of  shareholders  held in lieu  thereof,  and any  adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). To the extent  there are in excess of three  vacancies on the Pizza Inn Board to be filled by election at the Annual Meeting or the Company attempts to increase the size of the board or change the number of directors up for  election,  Newcastle reserves  the right to nominate  additional  nominees to be elected to the Pizza
Inn Board at the Annual Meeting.

Information  required  by Section 6,  Article IV of the  Company's  bylaws  with respect to the three nominees of Newcastle is set forth below:

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 19 of 27 pages
-----------------------                                     --------------------

1.    Steven J. Pully

(i)   the name, age, business address and residence address of the nominee:

      Steven J. Pully, 43

      Business address:  300 Crescent Court, Suite 1110
                         Dallas, Texas 75201

      Residence address: 4564 Meadowood
                         Dallas, Texas  75220

(ii)  the principal occupation or employment of the nominee:

      President,  Newcastle Capital  Management,  L.P.; Chief Executive Officer,
      Pinnacle Frames and Accents, Inc.

(iii) the class and number of shares of capital  stock of the Company  which are beneficially owned by the nominee:

      None;  Mr.  Pully  disclaims  beneficial  ownership  of all  shares of the
      Company owned by Newcastle.

(iv)  any other  information  related  to the  nominee  that is  required  to be disclosed in solicitations for proxies for election of directors  pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended:

      In addition to the information already provided above, Mr. Pully is also a director and officer of Geoworks Corporation,  a director of MaxWorldwide,
      Inc. and Pizza Inn (since December 2002 pursuant to that certain agreement dated  December  18,  2002 by and between  Newcastle  and Pizza Inn) and a director of  privately-held  Pinnacle  Frames and Accents,  Inc.  Prior to joining Newcastle Capital Management, L.P. in December 2001, from May 2000 to  December  2001,  he  was  a  managing  director  in  the  mergers  and acquisitions  department  of Banc of America  Securities  and from January
      1997 to May 2000 he was a senior managing director at Bear Stearns.  Prior to becoming an  investment  banker,  Mr. Pully  practiced  securities  and corporate  law at the law  firm  Baker & Botts.  Mr.  Pully is a CPA and a member of the Texas Bar.

      Except as  otherwise  set  forth  herein  in this  Notice,  as of the date hereof,  Steven  J.  Pully  (i)  has  not  been  convicted  in a  criminal proceeding  (excluding traffic violations or similar  misdemeanors) in the past ten years;  (ii) does not own any  securities  of Pizza  Inn,  or any parent or subsidiary of Pizza Inn, directly or indirectly, beneficially or of  record,  and has not  purchased  or sold any  securities  of Pizza Inn within the past two years, and none of his associates  beneficially  owns, directly or  indirectly,  any  securities of Pizza Inn; (iii) does not own

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 20 of 27 pages
-----------------------                                     --------------------

      any  securities of Pizza Inn, or any parent or subsidiary of Pizza Inn, of record  but not  beneficially;  (iv) is not,  and was not  within the past year, a party to any contract arrangement or understanding with any person with respect to any  securities of Pizza Inn,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or  withholding  of proxies;  (v) has no, and his associates or any member of his immediate  family have no (a)  employment  with Pizza Inn or its  affiliates  or (b)  material  interest,  direct  or  indirect  in any transaction, or series of similar transactions,  to which Pizza Inn or any of its subsidiaries  was, is or will be a party to and in which the amount involved  exceeds  $60,000.00;  (vi) has no,  and his  associates  have no arrangements or understandings with any person pursuant to which he was or is to be selected as a  director,  nominee or officer of Pizza Inn;  (vii)
      has no  substantial  interest  in the matters to be acted on at the Annual
      Meeting, except his interest in being nominated and elected as a director;
      and (viii) has not been a party to a legal  proceeding  described  in Item
      401(f) of  Regulation  S-K of the  Securities  Exchange Act of 1934 in the
      past five years.

2.    Barry M. Barron, Sr.

(i)   the name, age, business address and residence address of the nominee:

      Barry M. Barron, Sr., 47

      Business address:  1231 Greenway Drive
                         Suite 600
                         Irving, Texas 75038
                         United States

      Residence address: 5125 Balmoral Lane
                         Flower Mound, Texas  75028

(ii)  the principal occupation or employment of the nominee:

      Executive Vice President, ACE Cash Express, Inc.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 21 of 27 pages
-----------------------                                     --------------------

(iii) the class and number of shares of capital  stock of the Company  which are beneficially owned by the nominee:

      None

(iv)  any other  information  related  to the  nominee  that is  required  to be disclosed in solicitations for proxies for election of directors  pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended:

      Mr.  Barron joined ACE Cash Express in February  2001,  where he currently serves as Executive Vice  President.  From March 1998 until February 2001,
      Mr.  Barron was Senior  Vice  President,  International  Division  at Papa
      John's International,  Inc., an owner and franchisor of pizza restaurants, and from April 1995 until March 1998, he was Vice  President of Operations of the Southwest Division at Papa John's International, Inc. While at Papa
      John's he developed operations in Alaska,  Hawaii,  Canada,  Mexico, Latin
      America,  South America and the Middle East. From 1994 to 1995, Mr. Barron
      was  Division  President  at  Golden  Corral  Corporation,   an  owner  of
      family-style  restaurants.  He served in various  positions  at Pizza Hut,
      Inc.  from 1984 to 1994,  most  recently as Region  Manager of the Dallas,
      Texas region.

      Except as  otherwise  set  forth  herein  in this  Notice,  as of the date hereof,  Mr.  Barron (i) has not been  convicted in a criminal  proceeding
      (excluding  traffic  violations or similar  misdemeanors)  in the past ten years;  (ii) does not own any  securities  of Pizza Inn,  or any parent or subsidiary  of Pizza  Inn,  directly  or  indirectly,  beneficially  or of record,  and has not purchased or sold any  securities of Pizza Inn within the past two years, and none of his associates beneficially owns, directly or  indirectly,  any  securities  of  Pizza  Inn;  (iii)  does not own any securities  of Pizza Inn,  or any parent or  subsidiary  of Pizza Inn,  of record  but not  beneficially;  (iv) is not,  and was not  within the past year, a party to any contract arrangement or understanding with any person with respect to any  securities of Pizza Inn,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or  withholding  of proxies;  (v) has no, and his associates or any member of his immediate  family have no (a)  employment  with Pizza Inn or its  affiliates  or (b)  material  interest,  direct  or  indirect  in any transaction, or series of similar transactions,  to which Pizza Inn or any of its subsidiaries  was, is or will be a party to and in which the amount involved  exceeds  $60,000.00;  (vi) has no,  and his  associates  have no arrangements or understandings with any person pursuant to which he was or is to be selected as a  director,  nominee or officer of Pizza Inn;  (vii)
      has no  substantial  interest  in the matters to be acted on at the Annual
      Meeting, except his interest in being nominated and elected as a director;
      and (viii) has not been a party to a legal  proceeding  described  in Item

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 22 of 27 pages
-----------------------                                     --------------------

      401(f) of  Regulation  S-K of the  Securities  Exchange Act of 1934 in the
      past five years.

3.    Robert B. Page

(i)   the name, age, business address and residence address of the nominee:

      Robert B. Page, 44

      Business address:   6515 Ringgold Road
                          East Ridge, Tenn. 37412

      Residence address:  4715 Conner Creek Drive
                          Signal Mountain, Tenn. 37377

(ii)  the principal occupation or employment of the nominee:

      Shoney's franchisee

(iii) the class and number of shares of capital  stock of the Company  which are beneficially owned by the nominee:

      None

(iv)  any other  information  related  to the  nominee  that is  required  to be disclosed in solicitations for proxies for election of directors  pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended:

      Since  August  2003,  Mr. Page has been a franchisee  for  Shoney's.  From
      November 2000 until September 2002, Mr. Page was Chief Operations  Officer of Gordon Biersch Brewery Restaurants, Inc. and from 1993 through 1998, he worked for Romacorp, which owned Tony Roma's, where he was chief executive officer and a board member from 1998 through 2000 and  president and chief operations  officer from 1993 through  1998.  From 1988 through  1993,  he worked for NPC  International,  which  owned  approximately  370 Pizza Hut franchisees, and was Senior Vice President of Operations from 1991 through
      1993.  Prior  to  working  for NPC,  he also  worked  in the food  service industry for Rally's Hamburgers, Godfather's Pizza, Luther's BBQ and Pizza
      Hut, Inc., holding such positions as area supervisor, district manager and restaurant manager.

      Except as  otherwise  set  forth  herein  in this  Notice,  as of the date hereof,  Mr.  Page (i) has not been  convicted  in a  criminal  proceeding

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 23 of 27 pages
-----------------------                                     --------------------

      (excluding  traffic  violations or similar  misdemeanors)  in the past ten years;  (ii) does not own any  securities  of Pizza Inn,  or any parent or subsidiary  of Pizza  Inn,  directly  or  indirectly,  beneficially  or of record,  and has not purchased or sold any  securities of Pizza Inn within the past two years, and none of his associates beneficially owns, directly or  indirectly,  any  securities  of  Pizza  Inn;  (iii)  does not own any securities  of Pizza Inn,  or any parent or  subsidiary  of Pizza Inn,  of record  but not  beneficially;  (iv) is not,  and was not  within the past year, a party to any contract arrangement or understanding with any person with respect to any  securities of Pizza Inn,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or  withholding  of proxies;  (v) has no, and his associates or any member of his immediate  family have no (a)  employment  with Pizza Inn or its  affiliates  or (b)  material  interest,  direct  or  indirect  in any transaction, or series of similar transactions,  to which Pizza Inn or any of its subsidiaries  was, is or will be a party to and in which the amount involved  exceeds  $60,000.00;  (vi) has no,  and his  associates  have no arrangements or understandings with any person pursuant to which he was or is to be selected as a  director,  nominee or officer of Pizza Inn;  (vii)
      has no  substantial  interest  in the matters to be acted on at the Annual
      Meeting, except his interest in being nominated and elected as a director;
      and (viii) has not been a party to a legal  proceeding  described  in Item
      401(f) of  Regulation  S-K of the  Securities  Exchange Act of 1934 in the
      past five years.

Messrs.  Pully,  Barron and Page have  consented to be named as nominees in this
Notice, to be named as nominees in any proxy statement filed by Newcastle and to serve as  directors  of the Company if so elected.  Such  consents  are attached hereto as Exhibit A.

Pursuant to Section 13, Article III of the Company's  bylaws,  Newcastle  hereby provides  notice of its intention to solicit the consent of  shareholders at the
Annual Meeting  through a proxy statement to repeal certain of the amendments to the Company's  bylaws  adopted on December 18, 2002.  The  amendments  that were adopted on December 18, 2002 that  Newcastle  seeks to have repealed  include an amendment  to Article III,  Section 7, a new Article  III,  Section 13 and a new
Article IV, Section 6. The purpose of soliciting  these changes to the Company's bylaws  is to  restore  certain  rights  to the  shareholders  of  the  Company.
Newcastle  will  also seek  approval  from the  shareholders  to have all of its expenses incurred in connection with any proxy or other  solicitation  materials reimbursed by the Company  since the  solicitation  will provide  benefit to the shareholders. Newcastle has a material interest in the matters set forth in this paragraph in its capacity as a shareholder  and also as the  beneficiary  of any expense reimbursement.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 24 of 27 pages
-----------------------                                     --------------------

If  this  Notice  shall  be  deemed  for any  reason  by a  court  of  competent jurisdiction  to be  ineffective  with respect to the  nomination  of any of the
Nominees at the Annual Meeting,  or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the  remaining  Nominee(s)  and as to any  replacement  Nominee(s)  selected  by
Newcastle.

Please  address any  correspondence  to Newcastle  Partners,  L.P., 300 Crescent
Court, Suite 1110, Dallas, Texas 75201,  Attention:  Mark E. Schwarz,  telephone
(214)  661-7474,  facsimile  (214) 661-7475 (with a copy to our counsel,  Olshan
Grundman  Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,  New York,  New York
10022, Attention: Steve Wolosky, Esq., telephone (212) 753-7200, facsimile (212)
755-1467).

                                        Very truly yours,

                                        NEWCASTLE PARTNERS, L.P.
                                        By: Newcastle Capital Management, L.P.
                                            its General Partner

                                        By: Newcastle Capital Group, L.L.C.
                                            its General Partner

                                        /s/ Mark E. Schwarz
                                        ---------------------------------------
                                        Mark E. Schwarz
                                        Managing Member

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 25 of 27 pages
-----------------------                                     --------------------

                                    EXHIBIT A

                                 STEVEN J. PULLY
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                                October 24, 2003

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

Dear Mr. Clark:

You are hereby  notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Newcastle Partners,  L.P. ("Newcastle") of its intention to nominate the  undersigned as a director of Pizza Inn, Inc.  ("Pizza
Inn")  at the  2003  annual  meeting  of  stockholders  scheduled  to be held on
December 16, 2003,  or any other meeting of  stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Meeting"),  (ii)  being  named as a  nominee  in any proxy  statement  filed by
Newcastle in connection with the solicitation of proxies or written consents for election of the  undersigned at the Meeting,  and (iii) serving as a director of
Pizza Inn if elected at the Meeting.

                                Very truly yours,

                                /s/ Steven J. Pully
                                Steven J. Pully

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 26 of 27 pages
-----------------------                                     --------------------

                                 BARRY M. BARRON
                               5125 BALMORAL LANE
                            FLOWER MOUND, TEXAS 75028

                                                                October 24, 2003

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

Dear Mr. Clark:

You are hereby  notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Newcastle Partners,  L.P. ("Newcastle") of its intention to nominate the  undersigned as a director of Pizza Inn, Inc.  ("Pizza
Inn")  at the  2003  annual  meeting  of  stockholders  scheduled  to be held on
December 16, 2003,  or any other meeting of  stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Meeting"),  (ii)  being  named as a  nominee  in any proxy  statement  filed by
Newcastle in connection with the solicitation of proxies or written consents for election of the  undersigned at the Meeting,  and (iii) serving as a director of
Pizza Inn if elected at the Meeting.

                                     Very truly yours,

                                     /s/ Barry M. Barron
                                     Barry M. Barron

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 27 of 27 pages
-----------------------                                     --------------------

                                 ROBERT B. PAGE
                             4715 CONNER CREEK DRIVE
                          SIGNAL MOUNTAIN, TENN. 37377

                                                                October 24, 2003

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

Dear Mr. Clark:

You are hereby  notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Newcastle Partners,  L.P. ("Newcastle") of its intention to nominate the  undersigned as a director of Pizza Inn, Inc.  ("Pizza
Inn")  at the  2003  annual  meeting  of  stockholders  scheduled  to be held on
December 16, 2003,  or any other meeting of  stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Meeting"),  (ii)  being  named as a  nominee  in any proxy  statement  filed by
Newcastle in connection with the solicitation of proxies or written consents for election of the  undersigned at the Meeting,  and (iii) serving as a director of
Pizza Inn if elected at the Meeting.

                                     Very truly yours,

                                     /s/ Robert B. Page
                                     Robert B. Page